UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of Issuer:

Chuck Waste, Inc.

Legal status of Issuer:

Form:
Corporation

Jurisdiction of Incorporation/Organization:
Delaware

Date of Organization:
October 9, 2023

Physical Address of Issuer:

2151 Butterworth Street SW, Grand Rapids, MI 49534

Website of Issuer:

https://woodchuck.ai

Is there a Co-Issuer?

X Yes	**No**

Name of Co-Issuer
Fundify Woodchuck.ai CFV I, LLC

Legal Status of Co-Issuer

Form:
Limited Liability Company

Jurisdiction of Incorporation/Organization:
Delaware

Date of Organization:
August 11th, 2026

Physical Address of Co-Issuer
5900 Balcones Drive, Suite 7078, Austin, TX 78731

Website of Co-Issuer
None

Name of Intermediary through which the Offering will be Conducted:

Fundify Portal LLC

CIK Number of Intermediary:

0001788777

SEC File Number of Intermediary:
7-216

CRD Number of Intermediary:
306519

Amount of compensation to be paid to the Intermediary, whether as a percentage of the offering amount or as a dollar amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

In connection with this Offering, the Company shall pay a fee to Fundify Portal LLC equal to eight and one-half percent (8.5%) of the gross dollar amount raised through Fundify Portal LLC's platform.

Any other direct or indirect interest in the Company held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:

The Intermediary does not own any direct or indirect interest in the Company and there is no arrangement for the Intermediary to acquire such an interest, except as stated above.

Type of Security Offered:

Series A-1 Preferred Stock

Target Number of Securities to be Offered:

64,662

Price (or Method for Determining Price):

$1.5465

Target Offering Amount:

$100,000

Oversubscriptions Accepted:

☑ Yes

☐ No

Oversubscriptions will be Allocated:

☐ Pro-rata basis

☐ First-come, first-served basis

☑ Other: At the Company's discretion.

Maximum Offering Amount (if different from Target Offering Amount):

$1,050,000

Deadline to reach the Target Offering Amount:

August 17th, 2027

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Deadline to reach the Target Offering Amount, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:

8 full-time employees.

	Most recent fiscal year-end December 31, 2025	**Prior fiscal year-end December 31, 2024**
Total Assets	$6,410,216	$2,038,495
Cash & Cash Equivalents	$545,324	$1,820,146
Accounts Receivable	$267,806	$5,881
Short-Term Debt	$1,836,852	$33,532
Long-Term Debt	$1,508,878	$0
Revenues/Sales	$2,435,387	$58,888
Cost of Goods Sold	$1,798,630	$41,612
Taxes Paid	$0	$0

Net Income/(Loss)	$(1,941,777)	$(849,056)

Exhibit D, attached hereto and made a part hereof, includes the Company's reviewed financial statements for the periods shown above, reviewed by Alice.CPA LLC, a New Jersey CPA company.

The jurisdictions in which the Issuer intends to offer the securities:

All states and territories of the United States where permitted under applicable law.

CHUCK WASTE, INC.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED “RISK FACTORS”.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CROWDFUNDING (“REGULATION CF”). PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW FACILITATOR AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT

COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW FACILITATOR

THE ESCROW FACILITATOR SERVICING THE OFFERING HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than Fundify Portal LLC (the "Intermediary") has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Potential purchasers of the Securities are referred to herein as "Investors" or "you". The Company is referred to herein as the "Company" or "we".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

Capitalized terms not defined herein shall have the meanings ascribed to them under Exhibit A.

FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE COMPANY

Chuck Waste, Inc. (the "Company"), doing business as Woodchuck (Woodchuck.ai), is a Delaware corporation formed on October 9, 2023. Its principal place of business is 2151 Butterworth Street SW, Grand Rapids, MI 49534, and the Company otherwise operates on a remote, distributed basis across its project sites. Its website is https://woodchuck.ai (the "Website").

The Company operates a waste diversion and recovery platform for the construction industry. Woodchuck diverts and recovers materials from job-site waste streams, converting wood waste into renewable energy and recycling cardboard, plastic, metal, concrete, and asphalt that would otherwise be sent to landfill. The Woodchuck.ai software platform is designed to operate alongside the Company's physical diversion operations, capturing data at each stage of the process and maintaining an auditable digital chain of custody for all materials diverted and CO_2e emissions avoided.

MANAGEMENT

The Company's board of directors (the "Board") and the officers appointed by the Board (each an "Officer") are listed below.

The Board consists of the following members:

- Todd Thomas, Founder and Chief Executive Officer ("CEO")

- Mason Fink, Co-Founder and Partner at Frame, a Venture Capital firm.
- Josh Weeks, Founder of Demand House Ventures, Co-Founder & CEO of Move Medical

The Officers of the Company are:

- Todd Thomas, Founder & CEO . Mr. Thomas has led Chuck Waste, Inc. since its founding in 2023, directing company strategy, operations, and fundraising.
- Andre Nitze, Co-Founder & Chief Product Officer ("CPO"). Mr. Nitze has been with the Company since its founding in 2023, leading product development for the Woodchuck.ai platform.

The Company has 8 full-time employees in total, including its founders.

BUSINESS AND ANTICIPATED BUSINESS PLAN

Description of the Business

Woodchuck is addressing two related global problems: too much waste, and too little clean energy. The Company diverts and recovers materials out of construction job-site waste streams, turning wood waste into renewable energy and recycling cardboard, plastic, metal, concrete, and asphalt. Woodchuck operates as both the field operator of the diversion process and the provider of the software platform that tracks it, which the Company believes is a novel combination in its industry.

Key milestones since founding include achieving an MVP and first revenue within approximately 90 days of founding, growing to approximately $2.5 million in revenue in the Company's second year, and building a client base that includes Google, Amazon, Ford, Turner, Walbridge, Barton Malow, Ryan Companies, Yates, and Clayco.

Business Plan

The Company's target customers are national general contractors and large technology companies undertaking significant construction and data center build-out. As of the date of this Form C, the Company has built relationships with major national general contractors — Turner, Walbridge, Clayco, Barton Malow, Yates and Ryan Companies — and, based on ongoing project pipeline conversations with these and other national general contractor partners, is targeting a pipeline of approximately $52,000,000 in potential work for 2027 as those relationships mature. Only a portion of this pipeline is currently reduced to signed, binding contracts as of the date of this Form C; see the risk factor titled "The Company's contracted backlog may include projects that have not yet been reduced to signed, binding contracts" in Exhibit B. The Company generates revenue through three streams: (1) fees paid by contractors for hauling away job-site materials; (2) processing and sale of the recovered materials (wood, cardboard, plastic, metal, concrete, and asphalt); and (3) fees for access to the Woodchuck.ai software platform and its related reporting and chain-of-custody functionality.

The Company reported approximately $58,888 in revenue for fiscal year 2024 and approximately $2,435,387 in revenue for fiscal year 2025 and is projecting approximately $18,000,000 in revenue for fiscal year 2026, driven primarily by the ramp of its national general contractor relationships. The Company has received industry recognition including being named to Fast Company's Most Innovative Companies list for 2026 and being named CleanTech's Waste Diversion Solution of the Year for 2026. The Company was also selected to represent the Climate Tech category by the Creative Destruction Lab's Vancouver Accelerator in 2025 and was invited to present at the Super Session in Toronto on that basis.

The Company has approximately $7,000,000 in contracted scope on a major Michigan data-center development, spanning multiple construction waste streams including wood, cardboard, plastic, and other construction materials, and is pursuing additional opportunities across other major U.S. datacenter and infrastructure projects.

On its project at Ford's BlueOval Battery Park, the Company reports diverting approximately 9,000 tons of material, including approximately 8,000 tons of recovered wood, resulting in approximately $1.8 million in client savings and approximately $1.2 million in project operating profit, representing a 38% reduction in client cost and a 40% project operating margin (source: Woodchuck.ai, Final Project Sustainability Report, May 2026).

The Company's Products and/or Services

The Company's offering includes:

- Construction job-site waste hauling, diversion, and materials recovery (wood, cardboard, plastic, metal, concrete, and asphalt)
- Conversion of diverted wood waste into renewable energy
- The Woodchuck.ai software platform, which tracks diverted materials and CO2e avoided and provides an auditable digital chain of custody and reporting to customers

Market

According to the U.S. Environmental Protection Agency, an estimated 600 million tons of construction and demolition debris were generated in the United States in 2018 (the most recent year for which the EPA has published national estimates), of which approximately 144 million tons were sent to landfill (source: U.S. EPA, Advancing Sustainable Materials Management: 2018 Fact Sheet, December 2020). Management believes there is currently no standardized, technology-enabled solution for diverting and tracking job-site materials at scale. Woodchuck is targeting the top 20 national general contractors as its primary customer segment, alongside large technology companies with significant construction programs. Management believes that, as sustainability and reporting requirements become more important to these customers, demand for an auditable, technology-enabled diversion and recycling solution will continue to grow. Actual market adoption rates and customer demand may differ materially from Management's current expectations.

The Company's processing and pyrolysis equipment is designed to be mobile and redeployable across multiple project sites over its useful life, rather than permanently installed at a single location, which Management believes improves capital efficiency as the Company expands into new regions.

Competition

The Company believes there is currently no other company operating at the intersection of job-site materials diversion and auditable digital chain-of-custody tracking in the manner Woodchuck does. The Company has deliberately structured its go-to-market approach to work with, rather than against, incumbent national waste haulers: Woodchuck subcontracts local hauling to companies such as Republic Services and Waste Management and also sells recovered wood waste (processed into industrial toppers and solidifiers) back to those same companies. Management believes this reduces the likelihood that an incumbent waste management company would seek to replicate Woodchuck's technology directly, though Management also believes it is possible that such a company could, at some point, seek to acquire Woodchuck in order to obtain both its existing customer contracts and its technology platform.

Intellectual Property

All of the Company's technology, including its software platform, data sets, and algorithms, is proprietary and owned by Chuck Waste, Inc. (and not by any founder individually) and/or licensed to the Company. No patents have been filed to date; the Company has obtained a freedom-to-operate assessment indicating that counsel did not identify a directly competing patented solution and is working with patent counsel toward filing multiple patent applications.

Governmental/Regulatory Approval and Compliance

The Company's waste diversion and hauling operations are subject to local permitting requirements, including annual permit renewals, in the jurisdictions where it operates. The Company is currently registered to operate in Michigan, Wisconsin, Indiana, Kentucky, and Texas, and does not believe any additional licenses or regulatory approvals are required at this time. The Company is also subject to applicable federal, state, and local environmental, tax, and employment laws and regulations generally applicable to its business.

Litigation

The Company is not subject to any current litigation or threatened litigation. No officers, directors, or control persons have been subject to any bankruptcy, criminal convictions, or securities law violations.

THE OFFERING AND SECURITIES

Overview

The Company is offering a minimum amount equal to the Target Offering Amount and up to a maximum amount equal to the Maximum Offering Amount of the Securities on a best-efforts basis as described in this Form C (this "Offering"), subject to the Minimum Individual Purchase Amount and the Maximum Individual Purchase Amount. The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. The Company must raise an amount equal to or greater than the Target Offering Amount by the Offering Deadline. Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled, and all committed funds will be returned.

The price of the Securities was determined by reference to the price per share of the Company's Series A Preferred Stock and does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the purchase process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies.

Investor funds will be held in escrow with the Escrow Facilitator, a qualified third-party escrow facilitator meeting the requirements of Regulation CF, until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to forty-eight (48) hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least forty-eight (48) hours prior to the Offering Deadline or an intermediate close, instead of attempting to claim fraud or claw

back their committed funds. If the Investor does not cancel an investment commitment before the forty-eight (48) hour period prior to the Offering Deadline, the funds will be released to the Company, and the Investor will receive their Securities.

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors, and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Crowdfunding Vehicle

The investment will be made through the Crowdfunding Vehicle, a special purpose investment vehicle exempt from registration under the Investment Company Act of 1940, as amended, pursuant to Rule 270.3a-9, promulgated thereunder, and not direct equity interests in the Company. The Crowdfunding Vehicle will be the legal owner of the Securities. This structure creates an additional layer between Investors and the Company, and Investors' rights will be governed by the Crowdfunding Vehicle's operating agreement rather than by direct equity holder rights. The Crowdfunding Vehicle is managed by the Administrator, an affiliate of the Intermediary. The Crowdfunding Vehicle was organized for the sole purpose of serving as a conduit for Investors to invest in the Company and will not have a separate business purpose. An investment in the Crowdfunding Vehicle will allow Investors to achieve the same economic exposure, and to the extent applicable, information rights in the Securities, as if they had invested directly with the Company. If the Crowdfunding Vehicle fails to properly administer its affairs, or if disputes arise regarding the Crowdfunding Vehicle's governance, Investors' interests could be adversely affected.

The Deal Page

A description of our products, services, and business plan can be found on the Company's page on the Intermediary's website (the "Deal Page"). The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering, and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount exceeding the Target Offering Amount by at least 10% is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, provided (i) the new Offering Deadline must be twenty-one (21) days after the time the Offering opened and (ii) that all Investors will receive notice of the new Offering deadline at

least five (5) business days prior to such new Offering Deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments).

Investor Limitations

Under Regulation CF, Investors are limited in how much they can invest in all crowdfunding offerings during any twelve (12) month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501(a) of Regulation D under the Securities Act, as amended, no investment limits apply.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

You should review this Form C, the Company's Certificate of Incorporation, as amended (Exhibit E), the Company's Bylaws (Exhibit F), the Crowdfunding Vehicle's limited liability company agreement (Exhibit G), the Crowdfunding Vehicle subscription agreement (Exhibit H), and the stock purchase agreement between the Company and the Crowdfunding Vehicle ("Stock Purchase Agreement," attached hereto as Exhibit I, and collectively with the foregoing, the "Governing Agreements"), in conjunction with the following summary. All statements in this section are qualified in their entirety with reference to the Governing Agreements.

Price

The Securities are being offered at the Offering Price of $1.5465 per Security. The Investor will receive the number of Securities equal to the amount the Investor paid for the Securities (the "Purchase Amount") divided by the Offering Price (as rounded to the lowest whole number). The Crowdfunding Vehicle will use the proceeds of the Offering to purchase shares of the Company's Series A-1 Preferred Stock at the same per-share price paid by the other investors in the Company's Series A financing, which values the Company at a pre-money valuation of approximately $40,000,000.

The Securities Are Not Equity Securities in the Company

The Securities are membership units in the Crowdfunding Vehicle and are not equity securities in the Company. Additionally, the Company Securities to be acquired and held by the Crowdfunding Vehicle will constitute issued and outstanding shares of Series A Preferred Stock of the Company as of the closing of the Offering. Investors will hold their interests in the Company indirectly through membership units of the Crowdfunding Vehicle rather than directly holding equity interests in the Company.

Voting and Control

The Securities have no right to vote. As a result, the Investors will have no voting power on any corporate matters of the Company, including additional issuance of securities, the Company's repurchase of securities, changes to the Company's Formation Documents, the appointment of the Company's directors, a sale of the Company or its significant assets, or Company transactions with related parties. Investors

should not purchase the Securities if they are not comfortable with this limitation of voting power and control.

Dividends and/or Distributions

The Company Securities carry the dividend rights described under "Description of the Company Securities" below, which the Crowdfunding Vehicle will pass through to Investors on a pro rata basis in accordance with the Governing Agreements.

Anti-Dilution Rights

The Company Securities carry broad-based weighted-average anti-dilution protection as described under "Description of the Company Securities" below. That protection benefits the Crowdfunding Vehicle as the record holder of the Company Securities. Future equity issuances and other events not covered by that protection may still dilute the ownership percentage that Investors may eventually have, indirectly, in the Company.

Rights and Preferences

The Company Securities carry the rights, preferences, and privileges described under "Description of the Company Securities" below and in the Governing Agreements. The Company reserves the right to amend any Governing Agreements in the manner prescribed by statute and the Governing Agreements, which may adversely affect the rights of holders of Securities, subject to applicable law.

Investor Rights

The Crowdfunding Vehicle's acquisition of the Company Securities is governed by the Stock Purchase Agreement (Exhibit I) and related transaction documents, which provide the Crowdfunding Vehicle with additional rights including pro rata rights and tag-along rights. These rights are held by the Crowdfunding Vehicle as the legal owner of the Company Securities and are exercised by the Administrator in its capacity as Manager.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred or resold by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred to the Company, to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the Securities Act, as part of an offering registered with the SEC (a "Public Listing"), or to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances (collectively, an "Eligible Transferee"). "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the Investor, and includes adoptive relationships.

Each Investor should be aware that although the Securities may legally be able to be transferred to an Eligible Transferee, there is no guarantee that an Eligible Transferee will be willing to purchase them. Further, prior to making any transfer of the Securities, such transferring Investor must either make such transfer pursuant to a Public Listing or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a Public Listing is not necessary to effect such transfer. Furthermore, upon the event of a Public Listing, the Securities will be subject to a lock-up period (for which the Company's officers may execute documents on behalf of the Investors) and may not be lent, offered, pledged, or sold for up to 180 days following the date of the final prospectus plus such additional period as

may reasonably be requested by the Company or the underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports or (ii) analyst recommendations and opinions.

Transfer Agent

The Company has not engaged a transfer agent as it intends to maintain current records of Investors through the recordkeeping by the Crowdfunding Vehicle.

Prohibition on Creation of Security Interest

The Investor may not grant a security interest in the Securities or otherwise encumber the Securities in any manner.

Modification of Securities

The terms of the Securities may be modified by the Company and holders of a majority of the voting shares of the Company's Capital Stock then issued and outstanding.

Description of the Company Securities

The Crowdfunding Vehicle has or will acquire the Company Securities — shares of the Company's Series A Preferred Stock — at a per-share purchase price consistent with the Company's Series A financing (which values the Company at a pre-money valuation of approximately $40,000,000), pursuant to the Stock Purchase Agreement between the Company and the Crowdfunding Vehicle (Exhibit I).

Liquidation Preference.
Upon a liquidation, dissolution, or winding up of the Company, or a deemed liquidation event (as defined in the Company's Governing Agreements), holders of the Company Securities are entitled to receive, in preference to holders of the Company's common stock, an amount equal to the original per-share purchase price paid for such share (plus any accrued but unpaid dividends) before any distribution is made to holders of common stock.

Conversion.
Each share of the Company Securities is convertible, at the holder's election, into shares of common stock at the then-applicable conversion rate and will convert automatically into common stock upon (i) the closing of a firm-commitment underwritten public offering meeting the criteria set forth in the Governing Agreements, or (ii) the vote or written consent of the holders of a majority of the outstanding Company Securities.

Anti-Dilution.
The Company Securities carry broad-based weighted-average anti-dilution protection, such that the conversion price of the Company Securities will be adjusted downward if the Company issues additional equity securities at a price per share below the original issue price of the Company Securities, subject to customary exceptions set forth in the Governing Agreements.

Dividends.
Holders of the Company Securities are entitled to receive dividends if and when declared by the Company's board of directors, in preference to any dividend on the common stock, and on an as-converted basis with respect to any dividend paid on the common stock. No dividends have been declared or paid on the Series A Preferred Stock to date.

Protective Provisions.

For so long as a specified number of shares of Company Securities remain outstanding, the Company may not, without the approval of the holders of a majority (or such other threshold as set forth in the Governing Agreements) of the outstanding Company Securities, among other things: (i) amend the Company's Governing Agreements in a manner adverse to the Company Securities; (ii) authorize or issue any new class or series of capital stock senior to or on par with the Company Securities; (iii) effect a liquidation, dissolution, or liquidation event of the Company; or (iv) incur indebtedness above a specified threshold.

Investor Rights; **Seniority.**
The Crowdfunding Vehicle's rights with respect to the Company Securities, including pro rata participation rights, information rights, and any board observer rights, are governed by the Stock Purchase Agreement and related transaction documents (Exhibit I). In a liquidation, dissolution, or winding up of the Company, the Company Securities are (i) junior to any outstanding indebtedness and creditor claims; (ii) senior to the Company's common stock; and (iii) on par with, senior to, or junior to any other outstanding class or series of preferred stock, as set forth in the Governing Agreements.

The Company's previously issued SAFEs (representing an aggregate of approximately $6,362,800 as of the date of this Form C) are expected to convert into shares of Series A Preferred Stock (or a substantially similar series) upon the closing of the Series A financing, in accordance with the conversion terms of those SAFEs.

OWNERSHIP, CAPITAL STRUCTURE, AND DEBT

Capitalization and Outstanding Capital Stock

The Company's authorized Capital Stock consists of 48,599,280 shares, comprised of 31,000,000 shares of Common Stock, par value $0.0001 per share (of which 8,700,000 shares were issued and outstanding as of December 31, 2025 and December 31, 2024, per the Company's reviewed financial statements), and 17,599,280 shares of Preferred Stock, par value $0.0001 per share, issuable in five series designated Series A-1 (4,526,348 shares), Series A-2 (4,664,179 shares), Series A-3 (6,066,986 shares), Series A-4 (978,178 shares), and Series A-5 (1,363,589 shares), in each case as authorized pursuant to the Company's Amended and Restated Certificate of Incorporation filed with the Delaware Secretary of State on August 18, 2026 (Exhibit E). As of the date of this Form C, and prior to giving effect to this Offering and the closing of the Company's Series A financing, Todd Thomas and Andre Nitze hold approximately 45.72% and 15%, respectively, of the Company's fully diluted Common Stock.

Outstanding Options, Preferred Stock, Convertible Notes, Warrants

As of the date of this Form C, the Company had outstanding SAFEs (Simple Agreements for Future Equity) in an aggregate purchase amount of $6,362,800, issued across multiple tranches at post-money valuation caps ranging from $5,000,000 to $25,000,000 (see "Prior Offerings of Securities" below for the tranche-by-tranche breakdown), expected to convert into shares of Series A Preferred Stock (or a substantially similar series) upon the closing of the Series A financing of which this Offering is a part, in accordance with their conversion terms.

The Company maintains a 2023 Equity Incentive Plan under which up to 3,839,050 shares of Common Stock may be issued to employees, directors, consultants, and other service providers. As of December 31, 2025, options to purchase 250,000 shares were outstanding under the Plan (weighted-average exercise price of $0.0172 per share), with 3,039,050 shares remaining available for future issuance. On April 27, 2026, the Company granted additional options to purchase 550,000 shares of Common Stock under the Plan at an exercise price of $0.41 per share.

Outstanding Debt

As of December 31, 2025, the Company had approximately $2,975,111 in equipment-related obligations outstanding, consisting of $2,375,526 in finance lease liabilities and $599,585 in financing obligations under sale-leaseback arrangements (financing the Company's grinders, excavators, loaders, trailers, and other processing equipment), in addition to the SAFEs described above. This figure is drawn from the Company's reviewed financial statements as of December 31, 2025.

Prior Offerings of Securities

Since its formation in October 2023, the Company has raised an aggregate of $6,001,300 through SAFEs (Simple Agreements for Future Equity) as of December 31, 2025, consisting of:

- SAFEs totaling $1,000,000 (the Company's "Pre-Seed" round), issued in 2023 and 2024, subject to post-money valuation caps of $5,000,000 and $12,500,000.
- SAFEs totaling $5,001,300 (the Company's "Seed" round), issued during 2025, subject to post-money valuation caps of $12,500,000, $15,500,000, and $25,000,000.

Subsequent to December 31, 2025, the Company issued additional SAFEs for aggregate proceeds of $361,500 (issued in January and May 2026, subject to a post-money valuation cap of $25,000,000 with no conversion discount), bringing the aggregate amount raised through SAFEs to approximately $6,362,800 as of the date of this Form C.

All of the Company's prior fundraising to date has been conducted through SAFEs; the Company has not previously issued convertible promissory notes or priced equity. Proceeds from these prior raises were used primarily for equipment, operations and platform infrastructure, and to support the Company's initial national general contractor relationships.

The Company is selling, or intends to sell, securities in a concurrent offering to accredited investors in reliance on Rule 506 of Regulation D under the Securities Act as part of its broader Series A financing (the "Private Offering"). The securities sold under the Private Offering provide substantially the same rights as the Securities being offered in this Offering. The Company's Series A financing, inclusive of this Offering and the Private Offering, is targeting an aggregate raise of approximately $7,000,000. The Company may also raise additional funds in a subsequent or additional concurrent offering of securities other than the Private Offering, which could further dilute the number of shares issuable upon the conversion of the Company Securities.

Ownership

Name	Number of Shares / Class	Percentage of Voting Ownership
Todd Thomas	4,687,500 shares of Common Stock	45.72%
Andre Nitze	1,562,500 shares of Common Stock	15.24%
Other holders (including SAFE holders to convert)	4,002,174	39.03%

*Actual percentages may be off due to rounding.

The table above reflects the Company's fully diluted ownership as of the date of this Form C, based on the Company's cap table, and prior to the conversion of outstanding SAFEs and the closing of the Series A financing.

FINANCIAL CONDITION OF THE COMPANY

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit D.

Cash and Cash Equivalents

As of December 31, 2025, the Company had $545,324 in cash and cash equivalents, compared to $1,820,146 as of December 31, 2024.

Going Concern

The Company's reviewed financial statements for the years ended December 31, 2025, and 2024 include a note disclosing that the Company's recurring losses, working capital deficit of $905,079, and continued dependence on external financing raise substantial doubt about the Company's ability to continue as a going concern for one year after the date those financial statements were available to be issued.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations and if we are unsuccessful with this Offering, and ongoing efforts to earn sales revenue, we may not be able to continue to operate and will have to liquidate. We plan to use the proceeds as set forth below under the section titled "Use of Proceeds," which is an indispensable element of our business strategy.

Revenues

The Company generated approximately $2,435,387 in revenue for fiscal year 2025, up from approximately $58,888 in fiscal year 2024. The Company is projecting approximately $18,000,000 in revenue for fiscal year 2026, driven by the continued ramp of its relationships with national general contractors, though there can be no assurance that these projections will be achieved.

Capital Expenditures and Other Obligations

The Company's business is capital equipment-intensive, requiring investment in hauling, sorting, and processing equipment to scale its operations to new sites and customers. The Company expects to continue to make capital expenditures in equipment and site infrastructure as it grows, funded in part by the proceeds of this Offering and the Company's broader Series A financing. As additional contracts are awarded, Management expects that a growing portion of the Company's future equipment and expansion needs could potentially be financed through project- and equipment-level debt, rather than exclusively through additional equity issuances, though there can be no assurance that such debt financing will be available on acceptable terms or at all.

COMMISSION AND FEES

Cash Commission

The Company will compensate the Intermediary as follows:

- The Intermediary will receive a commission equal to eight and one-half percent (8.5%) of the gross amount raised through the Intermediary's platform (the "Success Fee").

- The Company will reimburse the Intermediary for certain expenses related to the Offering.

USE OF PROCEEDS

The following table illustrates how the Company expects to use the proceeds received from this Offering. The table does not include payments to financial and legal service providers and escrow-related fees, all of which were paid from other funds before the Offering began. It also does not include the value of any securities the Company has agreed to issue to the Intermediary for participating in the Offering. The use-of-proceeds allocation below has been confirmed by the Company.

Use of Proceeds	**% if Target**	**$ if Target**	**% if Max**	**$ if Max**
Intermediary Fee	8.5%	$8,500	8.5%	$89,250
Capital Equipment & Fleet (hauling, sorting & processing equipment)	40%	$40,000	52.9%	$555,750
Site & Operations Buildout (new markets/regions, permitting)	20%	$20,000	29.4%	$308,750
Sales & Business Development (national contractor expansion)	15%	$15,000	6.8%	$71,250
Working Capital & General Corporate Purposes	16.5%	$16,500	2.4%	$25,000
TOTAL	100%	$100,000	100%	$1,050,000

The amount reflected as the "Intermediary Fee" represents the commission payable by the Company to the Intermediary, calculated as a percentage of the gross proceeds raised in the Offering. This figure excludes fees payable by the Company to its professional advisors, including attorneys and accountants, as well as fixed and ongoing monthly fees payable to the Intermediary.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's project development costs or general working capital requirements, or the Company's Board may pursue an alternative strategy, which would impact the allocations set forth above.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

As of the date of this Form C, the Company has entered into standard founder compensation and equity arrangements in the ordinary course of business with its founders, Todd Thomas and Andre Nitze.

In addition, in connection with the Company's Series A Preferred Stock financing (of which this Offering is a part), the following relationships were disclosed to, and considered by, the Company's Board of Directors and stockholders in accordance with Section 144 of the Delaware General Corporation Law:

- Mason Fink, a director of the Company, is a Co-Founder and Partner at Frame, a venture capital firm. An affiliate of Frame, Frame Ventures Series A SPV, LLC, is participating as a Purchaser in the Company's Series A Preferred Stock financing on the same price and terms as the Company's other Series A Preferred Stock investors.

- Josh Weeks, a director of the Company, is affiliated with Wood Chuck Seed SPE, LLC, which is also participating as a Purchaser in the Company's Series A Preferred Stock financing on the same price and terms as the Company's other Series A Preferred Stock investors.

The material facts of each of these relationships were disclosed to, and considered by, the Company's Board of Directors and stockholders, and the Series A Preferred Stock financing was approved in accordance with the interested-party transaction procedures of the Delaware General Corporation Law. Other than as described above and the founder arrangements described above, the Company has

represented that there are no other transactions between the Company and its founders, officers, directors, or their family members, and no loans to or from Company insiders.

The Company has engaged the Administrator, an affiliate of the Intermediary, to provide certain administrative and support services, including, but not limited to, general operational support, compliance consulting, business advisory services, financial analysis, and strategic planning ("Administrator Services"). In consideration for the Administrative Services, the Company has agreed to issue 25,630 shares of Common Stock equal to approximately one quarter percent (0.25%) of the Company's capitalization on a fully diluted basis.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Company has certified that all of the following statements are true in connection with this Offering. Specifically, the Company:

(1) Is organized under, and subject to, the laws of the State of Formation;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "Investment Company Act") (15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "Securities Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to Investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

Neither the Company nor the Crowdfunding Vehicle, nor any of their respective control persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws or any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than one hundred twenty (120) days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's Website.

The Company must continue to comply with the ongoing reporting requirements until:

(1) The Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) The Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) The Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record invested in the Offering, including Investors holding through the Crowdfunding Vehicle;

(4) The Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) The Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

To the extent required, the Company will file a Form C-U with the SEC to disclose its progress towards meeting the target offering amount, as required by Rule 203(a) of Regulation CF. Such Form C-U will be filed no later than five (5) business days after the Company reaches fifty percent (50%) and one hundred percent (100%) of the target offering amount.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance, reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section, the additional risks described in Exhibit B, and other factors set forth in this Form C. The risks described below are not intended to be an exhaustive list of all risks associated with an investment in the Company or the Securities being offered. Additional risks and uncertainties not presently known to the Company, or that the Company currently deems immaterial, may also adversely affect the Company's business, financial condition, results of operations, and prospects.

Risks Related to the Company and its Business

The Company has a limited operating history.

The Company was formed on October 9, 2023, and has a limited operating history upon which prospective Investors can evaluate its performance or prospects. The Company's limited operating history makes it difficult to evaluate the viability of its business model and the reliability of its financial projections. Many early-stage companies fail to achieve sustained profitability despite initial indications of market traction, and Investors should consider the Company's prospects in light of the risks, expenses, and challenges frequently encountered by companies at a similar stage of development.

The Company's reviewed financial statements include a going concern qualification.

The Company's reviewed financial statements for the years ended December 31, 2025, and 2024 include a note stating that the Company's recurring losses, working capital deficit, and continued dependence on external financing raise substantial doubt about the Company's ability to continue as a going concern for one year after the date those financial statements were available to be issued. The Company incurred net losses of $1,941,777 and $849,056 for the years ended December 31, 2025, and 2024, respectively, and had a working capital deficit of $905,079 and cash and cash equivalents of $545,324 as of December 31, 2025. If the Company is unable to raise sufficient capital through this Offering, its broader Series A financing, or otherwise, it may be unable to continue as a going concern, which could result in a total loss of an Investor's investment.

The Company's project-based revenue may be intermittent and create cash flow challenges.

The Company's revenue is generated primarily from discrete construction and waste-diversion projects. With a limited number of active projects at any given time, the Company's revenue can be intermittent, which may create cash flow challenges even as the Company's overall business grows.

The Company's business is capital equipment-intensive, and its growth is dependent on adequate funding.

The Company's operations require significant investment in capital equipment to haul, sort, and process diverted materials. Management believes that funding is the Company's single largest risk factor: if the

Company is well-funded, it expects to meet or exceed its financial projections, but if it is not well-funded, its growth will be limited. Although the Company's processing and pyrolysis equipment is designed to be mobile and redeployed across multiple project sites, which Management believes improves capital efficiency relative to permanently sited equipment, there is no assurance that the Company will raise sufficient capital in this Offering, its broader Series A financing, or in the future, on terms acceptable to the Company or at all.

The Company will likely need additional capital, which may not be available on favorable terms, if at all.

The amount of capital the Company is seeking to raise in this Offering, together with its broader Series A financing, may not be sufficient to sustain operations or fully execute its business plan. The Company may need to raise additional capital in the future through equity offerings, debt financings, or other means. There is no assurance that additional capital will be available when needed, or that it will be available on terms acceptable to the Company. Any additional equity financing may result in dilution to existing Investors, and any additional debt financing may impose restrictive covenants on the Company's operations.

The Company's financial projections and forward-looking statements may prove inaccurate.

Any financial projections, forecasts, or forward-looking statements contained in this Form C or the Deal Page, including the Company's projected 2026 revenue, are based on assumptions that may prove to be materially inaccurate. Actual results may differ substantially from projected results due to factors including, but not limited to, changes in market conditions, unanticipated expenses, competitive pressures, regulatory developments, and the Company's inability to execute its business plan as anticipated. Investors should not place undue reliance on any forward-looking statements and should independently evaluate the reasonableness of the Company's assumptions.

We may implement new lines of business or offer new products and services.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, our business, financial condition, or results of operations may be adversely affected.

A substantial portion of the Company's anticipated revenue may depend on a single national general contractor relationship.

The Company's growth strategy depends heavily on deepening its relationships with a small number of national general contractors, and a significant percentage of the Company's anticipated 2026 revenue is derived from projects associated with a single national general contractor client relationship. The loss, slowdown, renegotiation, or non-renewal of this or any other key relationship, or a reduction in the pace or scope of the underlying construction projects to which it relates, could have a material adverse effect on the Company's revenue, cash flow, and ability to meet its financial projections, even if the Company's other customer relationships continue to grow as anticipated.

We are dependent on our founders and key management personnel.

The Company is highly dependent on the continued services of its founders, Todd Thomas and Andre Nitze, and other key personnel. Although the Company believes this risk is mitigated by the fact that it maintains a small, tight-knit team in which all members hold equity, the loss of either founder could still materially and adversely affect the Company's operations, strategic direction, and ability to execute its business plan. The Company does not currently maintain key person insurance on its founders.

The Company operates in a competitive market and could face new entrants or acquisition dynamics involving its own partners.

While the Company believes it is currently the only company diverting and tracking construction job-site materials with an auditable digital chain of custody, the Company also relies on, and sells to, large incumbent waste management companies such as Republic Services and Waste Management as subcontractors for local hauling and as buyers of recovered materials. Because these companies are familiar with the Company's contracts and technology through this subcontracting relationship, they represent some of the parties best positioned to develop competing chain-of-custody or diversion-tracking capabilities, to prefer their own or another provider's technology, or to seek to acquire the Company in order to obtain its existing customer contracts and technology platform, and the Company may not always be able to resist or negotiate favorable terms in any of these scenarios.

The Company's business depends on the continued availability of local operating permits.

The Company's waste diversion and hauling operations require local permits, which must be renewed annually, in each jurisdiction in which it operates, including Michigan, Wisconsin, Indiana, Kentucky, and Texas. While the Company believes this permitting process does not currently present a significant risk, changes in local regulatory requirements or the denial or non-renewal of a required permit could adversely affect the Company's operations in the affected jurisdiction.

The Company is subject to general construction-industry risks.

The Company's business is affected by the same risks that generally affect participants in the construction industry, including project delays, cancellations, job-site safety issues, pricing fluctuations for recovered materials and hauling services, and the availability of funding for the underlying construction projects the Company services.

Damage to our reputation could negatively impact our business, financial condition, and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing and new markets. Any incident that erodes customer confidence in our brand, including with respect to the accuracy of our environmental impact reporting, could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy.

Our business could be negatively impacted by cybersecurity threats, attacks, and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive or confidential data relating to our operations and customers. A disruption, infiltration, or failure of our information infrastructure systems as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters, or accidents could cause breaches of data security, loss of critical data, and performance delays, which in turn could adversely affect our business.

Changes in laws and regulations could adversely affect the Company's business.

The Company operates in a regulatory environment that is subject to change. Federal, state, and local governments may enact new laws or regulations, or interpret or enforce existing laws and regulations in new ways, that could affect the Company's operations, increase its compliance costs, or otherwise adversely affect its business, financial condition, or results of operations. In particular, changes to environmental regulations, waste-management permitting requirements, securities laws, tax laws, employment laws, or industry-specific regulations could impose additional burdens on the Company.

The Company may engage in related party transactions and is subject to conflicts of interest.

The Company may engage in transactions with its officers, directors, affiliates, or other related parties. Such transactions may not be negotiated at arm's length and may not be on terms as favorable to the Company as those that could be obtained from unaffiliated third parties. The existence of related party transactions creates inherent conflicts of interest that could result in decisions that are not in the best interests of Investors. Investors will have no ability to approve or reject any such transactions.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes-Oxley Act of 2002. As a privately held company, the Company is currently not subject to the Sarbanes-Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development-stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures.

Global crises and geopolitical events can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty, and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

Risks Related to the Offering

The Offering relies on a crowdfunding intermediary, and any failure or disruption of the intermediary's platform could adversely affect the Offering.

This Offering is being conducted through a crowdfunding intermediary as required by Regulation CF. The Company is dependent on the intermediary's platform to facilitate the Offering, process investment commitments, and communicate with Investors. If the intermediary experiences technical failures, regulatory issues, financial difficulties, or ceases operations, the Offering could be delayed, disrupted, or terminated. The Company has no control over the intermediary's operations, and any adverse event affecting the intermediary could have a material adverse effect on the Company's ability to complete the Offering and raise capital.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement, or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been reviewed by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on its determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights.

If the sum of investment commitments does not equal or exceed the Target Offering Amount before the end of the Offering Deadline, no Securities will be sold.

The Company has set a Target Offering Amount for this Offering. However, there exists a risk that the Company may not be able to secure the full amount of investment commitments before the end of the Offering Deadline. In the event that the sum of investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no Securities will be sold in the Offering, all investment commitments will be cancelled, and all committed funds will be returned to the respective Investors.

The Company's management has broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein.

Investors' cancellation rights are limited under Regulation CF.

Under Regulation CF, Investors may cancel their investment commitments for any reason until 48 hours prior to the Offering Deadline. After that 48-hour window closes, Investors will no longer be able to cancel their commitments, and their funds will be released to the Company upon closing. If a material change to the Offering occurs after the 48-hour cancellation window has closed, Investors may not have the ability to withdraw their commitments, and their recourse may be limited.

Risks Related to the Securities

The Securities are not direct equity investments into the Company, but rather membership interests in the Crowdfunding Vehicle.

The Securities are membership units of the Crowdfunding Vehicle and not direct securities issued by the Company. While the Crowdfunding Vehicle has been structured to provide the same economic exposure as if you were to directly purchase the underlying Series A Preferred Stock, it may not always be possible to exactly replicate those rights given the nature of the entity structure. Additionally, you will be relying on the Company and the Administrator to ensure that the Crowdfunding Vehicle complies with applicable law.

The offering price was determined by reference to the Company's Series A financing and may not reflect actual value.

The price of the Securities does not necessarily bear any relationship to the Company's assets, book value, net worth, revenues, earnings, or any other established criteria of value beyond the price negotiated in the Company's Series A financing. The Offering Price should not be considered an indication of the actual value of the Securities. There is no guarantee that the Securities can be resold at the Offering Price or at any price.

No independent valuation of the Company has been conducted.

The Company has not obtained an independent third-party valuation in connection with this Offering. The valuation of the Company used for purposes of this Offering was determined by the Company's management and its Series A investors and may not accurately reflect the Company's current or future fair market value. Investors should not rely on the implied valuation of the Company as an indicator of the future value of the Securities.

The Securities are subject to transfer restrictions and are generally illiquid.

The Securities have not been registered under the Securities Act of 1933, as amended, or any state securities laws and are subject to significant transfer restrictions under Regulation CF. Securities purchased in a Regulation CF offering generally may not be resold for a period of one year from the date of purchase, except in limited circumstances. Even after the one-year holding period has elapsed, there is no public market for the Securities, and it is unlikely that one will develop. Investors should expect to hold their Securities for an indefinite period and should be prepared for the possibility that they may never be able to sell or otherwise liquidate their investment.

Investors will hold membership interests in the Crowdfunding Vehicle, not direct equity in the Company.

Investors in this Offering will own membership interests in the Crowdfunding Vehicle, not direct shares of Series A Preferred Stock in the Company. The Crowdfunding Vehicle will be the legal owner of the Securities. Investors will be dependent on the Crowdfunding Vehicle to enforce their rights with respect to the underlying Securities. Additionally, Investors will receive IRS Form K-1 for tax reporting purposes, which may result in more complex tax filing requirements than direct equity ownership.

Investors will have no voting rights or meaningful control over the Company.

Investors will have no right to vote on any corporate matters, including the election of directors, issuance of additional securities, mergers, acquisitions, or other fundamental corporate transactions. As a result, Investors will have no ability to influence the direction or management of the Company, even in circumstances where the Company's actions may adversely affect the value of the Securities. Investors will also not be entitled to any inspection or information rights other than those required by law.

The Securities may be subject to significant dilution.

The Company may issue additional equity securities in the future to employees, service providers, and in connection with future financings. Any such issuances may dilute the ownership percentage that Investors hold, indirectly, in the Company. While the Company Securities carry broad-based weighted-average anti-dilution protection, that protection only adjusts the applicable conversion price for issuances below the

original issue price of the Company Securities and does not prevent dilution generally. The amount and timing of future dilution is uncertain and could be substantial.

The protective provisions applicable to the Company Securities may not fully protect Investors.

The Company Securities carry customary protective provisions and a liquidation preference as described under "Description of the Company Securities" above. These protective provisions and the liquidation preference are limited to the specific matters set forth in the Governing Agreements and do not protect against every transaction that may adversely affect Investors, including certain reorganizations, restructurings, mergers, or other transactions involving the Company that do not require shareholder approval.

An investment in the Securities could result in a loss of your entire investment.

An investment in the Securities offered in this Offering involves a high degree of risk, and you should not purchase the Securities if you cannot afford the loss of your entire investment. You may not be able to liquidate your investment for any reason in the near future.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

An investment in the Securities may have adverse tax consequences for Investors.

Because Investors will hold membership interests in the Crowdfunding Vehicle, which is expected to be treated as a partnership for U.S. federal income tax purposes, Investors may be allocated a share of the Crowdfunding Vehicle's income, gain, loss, deduction, and credit items regardless of whether any cash distributions are made. Investors may therefore owe taxes on income attributable to their investment even if they receive no cash distributions in a given year. Investors are strongly encouraged to consult with their own tax advisors regarding the federal, state, local, and foreign tax consequences of an investment in the Securities.

EXHIBITS

Exhibit A: Definitions

Exhibit B: Additional Risk Factors

Exhibit C: Other Material Information

Exhibit D: Summary of the Financial Condition of the Company

Exhibit E: Certificate of Incorporation

Exhibit F: Bylaws

Exhibit G: Crowdfunding Vehicle Limited Liability Company Agreement

Exhibit H: Crowdfunding Vehicle Subscription Agreement

Exhibit I: Stock Purchase Agreement

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

Chuck Waste, Inc.

Issuer

By: /s/ Todd Thomas

Signature

Name: Todd Thomas

Title: Founder & CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

By: /s/ Todd Thomas

Signature

Name: Todd Thomas

Title: Founder & CEO

Date: August 25, 2026

EXHIBIT A

Definitions

“Administrator” means Fundify Services LLC.

“Capital Stock” means the capital stock of the Company.

“Company Securities” means the shares of Series A Preferred Stock of the Company acquired by the Crowdfunding Vehicle.

“Escrow Facilitator” means North Capital Private Securities Corporation.

“Intermediary” means Fundify Portal LLC, an SEC-registered funding portal and funding portal member of FINRA.

“Formation Date” means October 9, 2023, the date of formation or incorporation of the Company.

“Target Offering Amount” means one hundred thousand dollars $100,000.

“Maximum Individual Purchase Amount” means $20,000.

“Maximum Offering Amount” means one million fifty thousand dollars ($1,050,000).

“Minimum Individual Purchase Amount” means $1.

“Offering Deadline” means August 17, 2027.

“Offering Price” means $1.5465 per Security.

“Securities” means the membership units of the Crowdfunding Vehicle that represent the Investor’s interests in the Company Securities held by the Crowdfunding Vehicle.

“State of Formation” is Delaware.

EXHIBIT B

Additional Risk Factors

The following risk factors supplement, and should be read in conjunction with, the general risk factors set forth in the Form C. Investing in the Company's Securities involves a high degree of risk. Prospective investors should carefully consider each of the following risks, together with the general risks disclosed in the Form C and all other information contained therein, before deciding whether to invest in the Company's Securities.

The Company's fiscal year 2026 financial projections and certain project-level metrics have not been independently audited or reviewed.

The Company's historical financial statements for the fiscal years ended December 31, 2025, and 2024 have been reviewed by Alice.CPA LLC, a New Jersey CPA firm, as described in Exhibit D, and that review disclosed a going concern qualification (see the risk factor titled "The Company's reviewed financial statements include a going concern qualification" above). However, the Company's fiscal year 2026 revenue projections, and certain project-level metrics described in this Form C and the Deal Page (including margin, cost-savings, and diversion-tonnage figures for specific projects such as the Ford BlueOval Battery Park project), are based on management's internal, unaudited records and have not been independently audited or reviewed. If the Company's actual fiscal year 2026 results, or the underlying project-level metrics, are materially different from the figures described in this Form C or on the Deal Page, prospective Investors will have relied on information that does not accurately reflect the Company's actual financial performance.

The Company's contracted backlog may include projects that have not yet been reduced to signed, binding contracts.

The Company has represented that it maintains a substantial pipeline of contracted or awarded project work with national general contractors. Consistent with common practice in the general contracting industry, some portion of this pipeline may reflect verbal commitments, letters of intent, or other non-binding indications of work that are expected to be documented in signed agreements after a project has already begun to mobilize. To the extent any of these commitments do not convert into signed, binding contracts, or convert on less favorable terms than anticipated, the Company's actual revenue could fall materially short of the pipeline or backlog figures described to prospective Investors.

The Company's planned expansion into pyrolysis-based processing depends on substantial equipment financing that has not yet been secured.

As part of its growth strategy, the Company intends to expand into pyrolysis-based processing of diverted wood waste, which is expected to require several million dollars of additional equipment financing beyond the proceeds of this Offering, to be provided by one or more third-party equipment finance companies. As of the date of this Form C, definitive financing terms, including the identity of the lender, interest rate, covenants, and security arrangements, have not been finalized for this equipment. There is no assurance that the Company will be able to secure this financing on acceptable terms, or at all, or that any such debt will not be recourse to the Company in a manner that could adversely affect the Company's financial condition or its Series A Preferred Stock capital structure. Delays in securing this financing could delay the anticipated benefits of this expansion.

The Company's growth strategy depends in part on evolving voluntary sustainability standards and customer reporting requirements that may not develop as anticipated.

A portion of the demand the Company anticipates for its diversion and chain-of-custody services is driven by evolving green-building certification standards, corporate greenhouse gas emissions reporting practices, and customer-specific supplier sustainability requirements. These standards and requirements are still

developing, are not uniformly adopted across the construction industry, and could change, be delayed, or be applied less broadly than the Company currently anticipates. If demand for auditable diversion and chain-of-custody reporting does not grow as anticipated, or if customers adopt alternative or less rigorous compliance approaches, the Company's growth prospects could be adversely affected.

The Company depends on a limited number of off-take counterparties for the sale of recovered materials.

The Company sells a portion of the wood waste it recovers to a limited number of third-party buyers under longer-term off-take arrangements and expects to enter into additional off-take arrangements as it expands into new processing methods. The loss of an existing off-take counterparty, a reduction in the volumes or pricing under an existing arrangement, or an inability to secure new off-take arrangements on acceptable terms for materials generated by any expansion of the Company's processing capabilities, could adversely affect the Company's revenue and the economics of its diversion operations.

The Company's technology and environmental-impact reporting claims have not been independently audited.

The Company's representations regarding the auditability of its digital chain-of-custody records and its CO2e-avoidance and diversion-rate reporting have not been independently verified or audited by a third party as of the date of this Form C. If customers, regulators, or certification bodies were to challenge the accuracy or completeness of these representations, the Company's reputation, customer relationships, and ability to position its platform as an industry standard could be adversely affected.

The assignment of intellectual property from the Company's founders and key personnel has not been fully confirmed.

The Company's platform and related technology have been developed in significant part by its founders and a small number of key personnel, some of whom held prior positions at other companies in related or adjacent industries. Signed intellectual property assignment agreements confirming that all Company-related technology, data, and other intellectual property developed by these individuals is owned exclusively by the Company, free of any claim or encumbrance arising from prior employment, have not been fully documented and confirmed as of the date of this Form C. If a prior employer of any founder or key employee were to assert a claim to any portion of the Company's technology, the Company's ownership of, and ability to exploit, that technology could be adversely affected, and the Company could incur significant costs defending against any such claim.

The Company's operations depend on capital equipment that requires substantial lead time, and delays in equipment delivery or deployment could impair its ability to execute on contracted work.

The Company's ability to mobilize new projects and scale its operations depends on the timely acquisition, delivery, and deployment of specialized hauling, sorting, and processing equipment, including custom-manufactured grinding equipment. Equipment of this kind can require significant lead time to manufacture and deliver. Any delay in equipment procurement, delivery, financing, or deployment could delay the Company's ability to mobilize new projects, which could adversely affect the Company's revenue and its ability to satisfy its contractual commitments to customers.

The Company's job-site data-capture technology may raise data privacy and security considerations that have not been fully addressed.

The Company's chain-of-custody platform relies on geo-stamped image capture and other sensor data collected at active construction job sites, which may incidentally include images of individuals, vehicles, or other information at those sites. The Company has not separately addressed data privacy, retention, or security policies specific to this data-capture activity in the materials provided to prospective Investors. If applicable privacy laws are found to impose additional obligations on this data-capture activity, or if the

Company experiences a security incident involving this data, the Company could incur compliance costs, reputational harm, or liability.

The Company's operations involve inherent health, safety, and environmental risks.

The Company's business involves the physical hauling, sorting, and processing of construction and demolition waste using heavy equipment, and, as the Company expands into pyrolysis-based processing, will involve the operation of thermal processing equipment. These activities carry inherent risks of workplace injury, equipment failure, fire, and environmental contamination. Any significant accident, injury, environmental release, or regulatory enforcement action arising from these operations could result in liability, remediation costs, reputational harm, and disruption to the Company's operations, and the Company's insurance coverage may not be sufficient to cover all potential losses.

The Company's planned expansion into pyrolysis-based processing is unproven at the Company's scale and is subject to additional environmental permitting that may not be obtained on the anticipated timeline.

The Company's pyrolysis-based processing of wood waste into biochar and related products has not previously been operated by the Company at the scale contemplated by its expansion plans and depends on technology and equipment supplied by third parties. In addition, certain planned processing facilities will require additional state environmental, air-quality, or zoning permits that have not yet been obtained. There is no assurance that the necessary permits will be obtained on the Company's anticipated timeline, or at all, or that the technology will perform as expected once deployed at scale, and any delay or shortfall could delay the anticipated benefits of this expansion or require the Company to incur unanticipated costs.

Revenue from carbon credit verification and related data monetization is speculative and depends on an immature and evolving market.

The Company has begun exploring revenue opportunities related to carbon credit verification and monetization of its diversion and chain-of-custody data, including through a partnership with a third-party carbon credit verification provider. The terms of this and any similar arrangement, including applicable revenue-sharing terms, have not been finalized or disclosed in detail, and the underlying voluntary carbon markets remain immature, with evolving standards and limited regulatory clarity. The Company's financial projections do not rely on this revenue opportunity, and there is no assurance that it will generate material revenue for the Company in the near term, or at all.

The Company's growth strategy depends on customer and industry adoption of its platform as a de facto reporting standard, which is not guaranteed.

A meaningful part of the Company's long-term growth strategy depends on its chain-of-custody and diversion-reporting methodology becoming a widely adopted or referenced standard among general contractors, project owners, and green-building certification bodies. There is no assurance that the Company's platform will achieve this level of adoption, that competitors or industry groups will not develop and promote alternative standards, or that any early positioning advantage the Company may have will be sustained as the market for construction waste diversion reporting matures.

EXHIBIT C

Other Material Information

The Company has represented that it is not aware of any material information other than that disclosed in this Offering Statement or its exhibits.

EXHIBIT D

Summary of the Financial Condition of the Company

Cash and Cash Equivalents

As of December 31, 2025, the Company had $545,324 in cash and cash equivalents, compared to $1,820,146 as of December 31, 2024. The decrease reflects the Company's investment in capital equipment and continued operating losses during fiscal year 2025.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. If we are unsuccessful with this Offering and ongoing revenue generation efforts, we may not be able to continue to operate. We plan to use the proceeds as set forth under the section titled "Use of Proceeds".

As of December 31, 2025, the Company had a working capital deficit of $905,079 (current liabilities of $1,836,852 compared to current assets of $931,773).

Going Concern

The Company's independent accountant's review report and accompanying notes to the Company's reviewed financial statements for the years ended December 31, 2025, and 2024 disclose that the Company's recurring losses, working capital deficit, and continued dependence on external financing raise substantial doubt about the Company's ability to continue as a going concern for one year after the date those financial statements were available to be issued. The Company incurred net losses of $1,941,777 and $849,056 for the years ended December 31, 2025, and 2024, respectively, and used net cash in operating activities of $1,805,536 and $863,691 during those respective years. Management's plans to address these conditions include increasing revenue from its waste hauling, diversion, and recycled-material operations; managing operating expenditures; and raising additional capital, including through this Offering, the Company's broader Series A financing, and equipment financing, to support ongoing operations and the acquisition of equipment. The Company's reviewed financial statements have been prepared assuming the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

Valuation

The Securities are priced by reference to the Company's Series A Preferred Stock financing, which reflects a pre-money valuation of approximately $40,000,000. The Intermediary has ascribed no independent pre-Offering valuation to the Company, and the Company makes no representations as to the reasonableness of this valuation.

Trends and Uncertainties

After reviewing the above discussion of the steps, the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them. Please see the Company's financial statements for subsequent events and applicable disclosures once attached to this Exhibit D.

EXHIBIT E

Certificate of Incorporation (Delaware)

EXHIBIT F

Bylaws of Chuck Waste, Inc.

EXHIBIT G

Crowdfunding Vehicle Limited Liability Company Agreement

EXHIBIT H

Crowdfunding Vehicle Subscription Agreement

EXHIBIT I

Stock Purchase Agreement